

February 26, 2015

Via E-mail
Benjamin M. Dent
Chief Financial Officer
Rock Creek Pharmaceuticals, Inc.
2040 Whitfield Avenue, Suite 300
Sarasota, Florida 34243

>   **Re: Rock Creek Pharmaceuticals, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 23, 2015**
>   **File No. 000-15324**

Dear Mr. Dent:

We have limited our review of your proxy statement to the issue we have addressed in our comment. Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement or your response to our comment, we may have additional comments.

Proposal 2, page 27

1. We note that you have proposed a reverse stock split. Please amend to disclose whether you have any current plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information. If not, please revise your disclosure to indicate that you have no such plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in its filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Alla Berenshteyn at (202) 551-4325, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director